Exhibit 12.1

CURAGEN CORPORATION AND SUBSIDIARY

RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratio data)

	Year Ended December 31,
	2007	2006	2005	2004	2003
Loss:
Loss from continuing operations before income tax benefit	$(50,148)	$(57,540)	$(69,571)	$(80,770)	$(65,580)
Add: Fixed charges	5,617	9,778	12,396	13,653	10,578

Total loss	$(44,531)	$(47,762)	$(57,175)	$(67,117)	$(55,002)

Fixed charges:
Interest expense on indebtedness (including amortization of financing costs)	$5,167	$9,351	$11,701	$12,941	$9,845
Estimated interest portion of rental expense	450	427	695	712	733

Total fixed charges	$5,617	$9,778	$12,396	$13,653	$10,578

Ratio of Earnings to Fixed Charges	(7.93)	(4.88)	(4.61)	(4.92)	(5.20)

Deficiency of Earnings Available to Cover Fixed Charges	$(50,148)	$(57,540)	$(69,571)	$(80,770)	$(65,580)